Exhibit 99.4

SCHEDULE III

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the Securities and Exchange Commission (“SEC”), which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MDB”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.

On September 27, 2022, the SEC entered an order in which it settled charges against Goldman Sachs & Co. LLC (“Goldman Sachs”) for violating certain recordkeeping and supervisory provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) by failing to maintain or preserve certain written business communications that were conducted on unapproved communication methods and failing to implement its policies and procedures that prohibit such communications. Goldman Sachs has agreed to pay a civil monetary penalty in the amount of $125,000,000 to the SEC in connection with these charges. Also on September 27, 2022, the Commodity Futures Trading Commission (the “CFTC”) issued an order filing and settling charges with Goldman Sachs for failing to maintain, preserve or produce records that were required to be kept under CFTC recordkeeping requirements and failing to diligently supervise matters related to its business as a CFTC registrant. Goldman Sachs has agreed to pay a civil monetary penalty of $75,000,000 to the CFTC.

On September 22, 2023, Goldman Sachs entered into a settlement with the SEC to resolve charges that, from November 2012 through March 2022, Goldman Sachs submitted at least 22,192 blue sheets to the SEC that inaccurately reported one or more of 43 separate types of issues that impacted its electronic blue sheets reporting. Under the SEC settlement, Goldman Sachs agreed to pay $6 million to the SEC and to cease and desist from violating recordkeeping provisions of the Exchange Act and SEC regulations. On the same day, Goldman Sachs entered into a settlement with Financial Industry Regulatory Authority (“FINRA”) to resolve similar charges. Under the FINRA settlement, Goldman Sachs consented to a censure and paid a fine of $6 million.

On September 25, 2024, GS Group entered into a settlement with the SEC to resolve charges that GS Group and certain of its affiliates failed to file on a timely basis multiple reports required under Section 16(a) of the Exchange Act with the SEC with respect to multiple issuers. Under the SEC settlement, GS Group agreed to pay $300,000 to the SEC and to cease and desist from violating Section 16(a) of the Exchange Act and the SEC regulations.